OLA IS LIFE

Ola

BREW

HAWAI'I COUNTY

ENJOY IT

World Class
BEER & CIDER

**MADE WITH ISLAND GROWN INGREDIENTS**
74-5598 Luhia Street Kailua-Kona, HI, 96740



# PROUD TO BE HAWAI'I MADE

## OLA BREW
## WEFUNDER SUMMARY

We are combining the abundance of delicious local ingredients with the innovative and creative minds of seasoned beverage entrepreneurs.

**Result:** Irresistably delicious!

# WE LOVE OUR BREWERY & WE LOVE OUR COMMUNITY TOO



Our mission is to support, encourage and circulate Hawai'i's agricultural economy by purchasing as many local ingredients and incorporating them into our beers and ciders.



We know that the quality of a product starts with the quality of ingredients. And what better than to use the freshest ingredients from our island. Ola Brew works to increase the demand for local farms not because it looks good on paper, but because we care about our local community, the land we occupy, and drinks that we are providing and distributing to our island community.

Ola Brew is both Employee and community owned. We have 650 small investors and 20 employee owners which results in dedicated staff and an engaged community.



*New Brews*

IBU ABV 16oz 8oz

A'A IPA *(new england style)*     85 6.5% $6 $4

KIAWE ALE *(american brown)*     30 5% $6 $4

LUHIA PALE *(elua)*     42 5.6% $6 $4

**INVESTING IN OUR COMMUNITY**

The more delicious beer and cider we make for our community, the more fruit and raw ingredients we can purchase from the small farmers who farm responsibly. Last year we purchased $65,000 in fruit, and this year we are on track to purchase over $100,000 worth of fruit from farmers. Our year over year growth will continue to serve our farming community directly through our fruit purchases. With the addition of our restaurant we will make three times the current impact.

# BUILDING BLOCKS

Beer and cider markets are larger than ever and still growing. Ola Brew Co. has entered the the industry at a perfect time with the Hawai'i craft beer scene in its infant stages and the cider market almost non-existent!

HAWAIIAN *Strong Ale*

LAGER

*Kiawe* Vanilla PORTER

KIAWE BROWN

IPA

LUHIA PALE ALE

GERMAN LAGER



## BREWS

- Quality brews made with classic brewing techniques, and the fearless and award winning beverage entrepreneurial spirit

- Unique Hawaii grown inputs, such as local water, yeast strains, hops, herbs and fruit

- Years spent developing and perfecting recipes

- Barrel Aged and Sours program in the work

## TASTING ROOM:

- Can support robust on premise sales – maximum occupancy of 99

- Daily tasting and tours available

- Brew yard doubles as event space 6 times a year with capacity of 700

- Partnerships with Hawaii Forest and Trail, Roberts Hawaii, and other tourist organizations to generate additional traffic

# FACILITY
## OVERVIEW

We began building out our facility in September of 2016 with the canning line as the central manufacturing equipment. The goal was to make incredible products that we could make available to our island as well as our island neighbors in order to max out the canning line and provide more value-added goods from Hawai'i. The result, decrease the amount of imported goods while providing products that our consumers could recognize as a locally made product.

**PRODUCTION CAPACITY**

- Ola Brew Co has the state's second issued Class 18 Liquor license, which allows us to make beer, wine, ciders and distill spirits

- Ability to produce 12,000 barrels per year

- 2 15 barrel brewhouses, fermenters, brites, canning line, and loads of awesomeness!

- 10 barrel research and development system for weekly release beer program!

**DISTRIBUTION:**

- License allows for self-distribution in Hawai'i County

- Pouring on over 100 taps island wide in 60 different bars and restaurants

- Partnered with the states largest beer distributor in Hawaii, Paradise Beverage

- In over 300 retail location in only three months of distribution



# BENEFITS TO PROCESSING ON ISLAND



We have been running our island facility for almost a year and could not be happier with the results. We began a distribution partnership with Paradise Beverage in July of 2018, and are now in over 200 retail accounts statewide!

### WIN WIN

- Small runs means canning more often, which leads to the freshest products for consumers on the shelf!

- Retailers and distributors benefit from faster fulfillment on orders and lower wholesale cost

- Farmers will be able to sell us small harvests of seasonal crops to be made into unique farm-driven beverage, available exclusively in Hawai'i

### ADDED BENEFITS

**Hawai'i Economy:** We are able to divert funds that we would otherwise be using on out of state manufacturing costs (ie. Labor costs, tolling, shipping) and redirecting the capital to our local economy (employing locally, purchasing local fruits, installing carbon neutral equipment).

**Hawai'i Seal of Quality:** By producing beers and ciders locally, that have more that half the volume is local ingredients, we qualify for the Hawai'i seal of quality. The seal is awarded to produce products (grow, package and process) in Hawai'i. The Seal helps to create positive brand awareness and is an internationally recognized symbol of integrity for Hawai'i-made products. Having the seal of quality creates export opportunities to places such as Japan. The seal will also be a valuable feature for mainland US sales.

**Environmental Impact:** Producing products in the state reduces our carbon footprint. The ability to produce on island decreases our reliance on hydrocarbon based logistics systems. We have also installed a $CO_2$ recovery system, and a Nitrogen generator which has brought our facility down to carbon neutral.

# CRAFT BEER IN HAWAI'I

## RIGHT ON TIME

Imagine, traditional craft brewing meets Hawai'i grown fruits, yeast, and botanicals. The result —a truly rich craft brew experience that you won't find anywhere else. Ola Brew Co. has entered the industry at a perfect time with the Hawai'i craft beer scene in its infant stages and the cider market almost non-existent!

## BEER OPPORTUNITY

In the US craft beer represents 12.3% of the total beer produced, yet it represents over 20% of the revenue from the entire beer market:



**BEER MARKET – HAWAII TIME**

# IN HAWAI'I
**1.3** BREWERIES PER **100,000** 21+ ADULTS



**NATIONAL BEER MARKET**
**$107.6B**

**CRAFT BEER MARKET**
**$23.5B**



Hawai'i produces 59,000 barrels of beer per year (ranks 41st in the nation). We have 14 craft breweries in the state of Hawai'i.

Ola Brew's goal to produce 6% of the states beer in 2019



# Why CIDER?

## CIDER DONE RIGHT

As cider drinkers and food geeks, we've thought a lot about what makes a great cider. We believe that most ciders on the market are too sweet, and well… tame. Today's cider market wants less sugar, dryer flavor, uncommon ingredients, and real fruit grown with integrity. In short a truly crisp hard cider made for the modern market.

Our aim is to make flavorful ciders from island grown fruit–processed in way that reduces the sugar content of our finished product. And as the only commercial cider producer in Hawai'i, we will.



## CIDER OPPORTUNITY

The US cider market is larger than ever and continues to grow. Cider drinkers in Hawaii are currently underserved with a limited array of pricy options, which are imported internationally or from the mainland. We see a huge opportunity in making use of the abundance of local tropical fruit to satisfy the market with unique ciders, while also reducing the reliance on imported goods and giving farmers a guaranteed buyer for their fruits.



# PEOPLE ARE TALKING!

## ...THEY LIKE US...THEY REALLY LIKE US.

By now, we all know how important our ratings are as an initial perspective of our customers. So, listen to the general public, the people who have been here, and loved it. Or haven't been here, and still love it! And Dogs love us!

 **FACEBOOK** JULY 2018    5 ⭐⭐⭐⭐⭐

Stopped by Ola on our last day in Kona & fell in love with their ciders, beers & fantastic bartender! Wish we could get these brews in CA but it gives us just another reason to come back. Mahalo Ola.

 **YELP** OCTOBER 2018    5 ⭐⭐⭐⭐⭐

Great story on these guys starting from health drinks to ciders to beer.  Great selection and they are on their way up!  Close to town and great facility... and very friendly staff happy to share the story and the product.  The cider is actually pretty awesome - something I did not think I'd say as a beer person.

 **GOOGLE REVIEWS** MARCH 2018    5 ⭐⭐⭐⭐⭐

I had the tour the yesterday at Ola and at Kona brewing company. Ola had such an enjoyable tour and the tour guide was amazing, interesting and had a fun personality.


























# SHAREHOLDER BENEFITS

In addition to joining our ohana and actually owning a stake in the company, each investor will get the following perks!

**5%** discount in Ola Brew taproom

**5%** discount off our online shop

- A free tour and guided tasting at Ola Brew Co.

- A free draft Ola Brew on your birthday!



### INVESTOR PERKS!

### $1,000

- Exclusive Investor Shirt and Hat

### $10,000

- Dinner pairing with one of our incredible Island Chefs and our delightful brews!

### $15,000

- Be the first to taste a specialty batch, send us notes, and you will be a part of our process to make a product worthy for the retail store shelves!

### $25,000

- A day in the life! Come join us for a day in the life! Get the inside scoop on new and exciting things…products being launched, and join us for a day of brewing!

# GROWTH
## BASED ON CONSUMER DEMAND

Ola Brew Co has invested in creating quality flag-shift craft brew. We have seen incredible growth during our first year of business, and the best part: it was based on consumer demand!

## TIMELINE



**MAR. 2019**
Ola Brew launches kitchen

**AUG 2019**
Ola Brew satellite location opens in undisclosed location on Oahu

**DEC. 15TH 2017**
Grand Opening of Brewery, Cidery and taproom

**FEB. 2019**
Watermelon Double IPA hits store shelves

**NOV. 2017**
First batches of beer in tanks

**NOV. 2016**
Began construction on a blank canvas of a 14,000 warehouse.

**DEC. 2018**
1 year Anniversary… What a year!

**NOV. 2018**
First canned cider hits retail accounts

**SEP. 2018**
IPA sold in over 300 retail locations statewide

**FEB. 2018**
In 30 tap accounts on Hawai'i Island including Four Seasons and Humpy's Ale House – Purchased 2 60 barrel tanks for canned retail production

**MAY 2018**
Signed contract with Paradise Beverage Company – State's largest beer distributor

**JUL. 2018**
First canned product, Ola IPA, hit shelves statewide in stores including Wholefoods, Walmart, Safeway, Costco

# DISTRIBUTION

We have partnered with the states largest beer distributor, Paradise Beverage and began our retail distribution in July of 2018.

So far we are in over 200 retail accounts including Whole Foods, Safeway, Walmart, Costco, Foodlands, and many small independent and boutique bottle shops.



## 100+

### IN 60 DIVERSE LOCATIONS





Ola brew is served on over 100 taps at 60 diverse locations from the Four Seasons at Hualalai to Chillin on the Bay on Ali'i Drive.

# DIVERSIFYING
## REVENUE STREAMS

With the launch of cans statewide, the overwhelming feedback from our consumers statewide is they want more Ola. And we are ready to give it to them! We will be launching new products in our retail accounts, gaining tap space on outer islands, and…drum role please…opening a satellite Ola location on Oahu that is undisclosed until further notice. But we will say this: the location is optimal for brand visibility and to bring the entirety of our products to our Oahu craft beer and cider community.



**SATELLITE LOCATIONS:**

Tap space on Oahu and other Islands

First stop, a location on Oahu!

Our flagship IPA is currently our only can on the market, but we have two more brews in the kettle!

**FUTURE PRODUCTS TO HIT STORE SHELVES IN 2018:**

- Ma'a Lager
- Kona Gold Pineapple Cider

**PRODUCTS FOR FUTURE DISTRIBUTION:**

- Watermelon Double IPA
- Pale Ale
- Beer 5
- Cider 2
- Beer 6



# BROUGHT TO YOU BY THESE GUYS



## Where we came from: The core team of Ola Brew have successfully worked together for years in the beverage industry.

### TRACK RECORD

Lead by founder and beverage entrepreneur Brett Jacobson, the heart and soul of Ola began as a non-alcoholic beverage company Hawaiian Ola, in 2012 with the intention to support Hawai'i's economy and environment by sourcing ingredients locally to encourage local farmers to grow organic and responsible crops.

Ola
SPARKLING
noni
PINEAPPLE
TURMERIC
ENERGY
noni
ENERGY
kona
coffee leaf
tea
LEMONGRASS MINT
TULSI BERRY

### PRODUCTS

Since launching their flagship noni shots in 2012, Hawaiian Ola they now have 8 products on the shelf and are sold in over 450 stores throughout the state including Wholefoods, Safeway, Longs, 7-Eleven, and most local grocery stores throughout Hawaii. Hawaiian Ola is also distributed on the mainland through UNFI and KEhe and have won national beverage awards for their innovative and latest Coffee Leaf Tea products.

**ORGANIC CAFFEINATED:**

Caffeine-Free Turmeric/Ginger,
Caffeine Free Turmeric Pineapple

**ORGANIC KONA COFFEE LEAF TEA:**

Lemongrass Mint (60ml caffeine),
Tulsi Berry (120ml caffeine)

**ORGANIC NONI SHOTS:**

Noni Energy Shot,
Noni Immunity Shot

**ORGANIC SPARKLING NONI ENERGY DRINKS:**

Sparkling Noni Pineapple Punch,
Sparkling Noni Ginger Turmeric









NON GMO Project VERIFIED

Certified B Corporation

USDA ORGANIC

# THE CREW



### BRETT JACOBSON
#### CEO/BREWMASTER

**HIS MISSION:** to create a fair place for island farmers to sell their goods and thrive. Previous owner of Envy BioFuels. LEED Certified Builder. Founder of the Hawaiian Ola Beverage Company.



### NAEHALANI BREELAND
#### PRESIDENT/ DIRECTOR OF MARKETING

Raised on the island of Moloka'i, Naehalani works to foster positive growth in the community. As Co-founder and CEO at Hawaiian Ola, she knows what it takes to run a successful beverage brand.



### CHRIS WHIDDEN
#### BRAND MANAGER

Over a decade of experience with startups as a founder and CTO. Launched and developed a medical infrared lab analysis platform and an early breast cancer detector. Now the oracle of Hawaiian Ola.



### DEREK PITTMAN
#### DIRECTOR OF OPERATIONS



### BUDDY AHNEE
#### LEAD BREWER



### DORTHEA HEADLEY
#### FRUIT FORAGER



### ZACHARY TAFFANY
#### CHIEF OPERATING OFFICER



### PAUAHI KAMAKAU
#### COMPLIANCE / ADMIN



### YVETTE MILLER
#### ACCOUNTING



### SHAWN O'SHAUGHNESSY
#### TAP ROOM MANAGER



### KRIS JACOBSON
#### PRODUCTION MANAGER



### JEFFREY DELA CRUZ
#### GRAPHIC DESIGNER

# *Use of* FUNDS

The funds raised in this round will be used to increase the value of our business by bringing food on premise, bringing more products to market, and building out additional taproom space to serve larger consumer populations beyond Hawai'i Island.



**1.** Bring our kitchen to life! We have a certified kitchen, and now we just need to purchase a bit more kitchen equipment, tableware, flatware, and finish the buildout.

**Island inspired menu:** We are working diligently with our local farmers and island chefs to create a delicious menu high-lighting the fresh and unique flavors. Pupus and pints, can't get better than that!



## 2.

We will also be bringing more products to market in retail stores based on consumer demand. This will help to increase our brand awareness beyond our taproom and throughout the state of Hawai'i.

### NEW PRODUCTS TO LAUNCH WITHIN THE NEXT YEAR:

- **Ma'a Lager** 15 IBU 4.9% ABV
- **Kona Gold Pineapple Cider** 6 ABV
- **Watermelon Double IPA** 65 IBU 8.5% ABV
- **Pale Ale** 34 IBU 5.4% ABV

Who know's what's next...(we do)! Opportunities are endless!





ʻĀINA INSPIRED
NA HAWAIʻI NO HAWAIʻI
and crafted with pride

MADE IN HAWAIʻI
Ola BREW
IPA
6.5%
INDIA PALE ALE
WEST COAST STYLE
MAʻA
5.1%
ISLAND LAGER
KONA Gold
6.0%

## 3.

We're expanding...and this time it is off island! As the craft beer and cider market grow in Hawai'i, so does the desire and expectation that quality brews are readily available with easy access. Over our first 10 months in operation, our most frequently asked question is when will we have tap space on Oahu and outer islands. We hear you loud and clear, folks, and we are ready to deliver!

In the Fall of 2019 we will launch our first satellite tasting room at an undisclosed location on Oahu. This location will allow us to continue to diversify our revenue streams, while increasing our brand visibility in an area with 10 times the population we have on our island.

# OLA BREW CO.

PROFIT AND LOSS

| | 2019 | 2020 | 2021 | 2022 |
|---|---|---|---|---|
| **Revenue** | | | | |
| Tap room's | $ 1,685,837 42% | $ 2,865,922 45% | $ 4,298,883 44% | $ 6,018,437 45% |
| Direct Distro | $ 580,924 14% | $ 668,063 11% | $ 701,466 7% | $ 736,539 5% |
| Paradise Beverage | $ 1,760,892 44% | $ 2,817,427 44% | $ 4,789,626 49% | $ 6,705,477 50% |
| **Total Revenue** | $ 4,027,653 | $ 6,351,412 | $ 9,789,975 | $ 13,460,452 |
| **COGS** | $ 1,770,445 | $ 2,858,135 | $ 4,503,389 | $ 6,461,017 |
| **Gross Profit** | $ 2,257,208 | $ 3,493,277 | $ 5,286,587 | $ 6,999,435 |
| **Margin** | 56% | 55% | 54% | 52% |
| | | | | |
| **Operating Expenses** | | | | |
| Payroll | $ 1,156,500 | $ 1,445,625 | $ 1,807,031 | $ 2,258,789 |
| Marketing | $ 240,000 | $ 300,000 | $ 450,000 | $ 540,000 |
| Lease | $ 315,000 | $ 515,000 | $ 715,000 | $ 915,000 |
| Utilities | $ 24,000 | $ 36,000 | $ 48,000 | $ 48,000 |
| Health Insurance | $ 60,000 | $ 75,000 | $ 90,000 | $ 90,000 |
| General Liability Insurance | $ 18,000 | $ 22,500 | $ 22,500 | $ 22,500 |
| Business Travel | $ 48,000 | $ 60,000 | $ 60,000 | $ 60,000 |
| Subscriptions | $ 14,400 | $ 18,000 | $ 18,000 | $ 18,000 |
| Business Licenses & Permits | $ 6,000 | $ 7,500 | $ 7,500 | $ 7,500 |
| Bank/loan Fees | $ 96,000 | $ 120,000 | $ 120,000 | $ 120,000 |
| Other, consultants/legal | $ 12,000 | $ 15,000 | $ 30,000 | $ 30,000 |
| | | | | |
| **Total Operating Expenses** | $ 1,989,900 | $ 2,614,625 | $ 3,368,031 | $ 4,109,789 |
| **EBITDA** | $ 267,308 7% | $ 878,652 14% | $ 1,918,555 20% | $ 2,889,646 21% |

Disclaimer: these are projections and may not materialize as displayed.

# So...WHAT DO YOU SAY!?



We are in the final stretch to complete our raise and would love for you to join the ohana! Ola Brew completed an initial seed capital raise of $400k in May 2016, and has since raised just over $2.7M through both public and private placement equity offering.

The current round of fundraising will not only allow Ola Brew to become a more carbon neutral facility, bring new products to craft retail space, and purchase the remaining equipment and facilitate the build out for kitchen and restaurant space.

## TO DATE WE HAVE RAISED

### $3,132,150:

- $707k through Wefunder
- $2.4M through Private



## OFFERING TERMS:

- **Raising: $300k**

- **Round closing:** 02/28/19

- **Security Type:** Convertible Debt

- **Maximum Investment:** $100,000 through Wefunder, no maximum for private investment

- **Conversion Event:** Upon sale of >$1M in preferred shares

- **Earned Interest:** 8% (Simple)

- **Conversion Discount:** 15% (If valuation < $10M)

- **Valuation Cap:** $10M (If valuation > $10M)

- **Offering Term:** 4 months

- **Maturity Date:** Dec 5th, 2020





MADE WITH ISLAND GROWN INGREDIENTS

74-5598 Luhia Street Kailua-Kona, HI, 96740